AMARIN CORPORATION PLC
First Floor, Block 3, The Oval
Shelbourne Road, Ballsbridge
Dublin 4, Ireland

January 26, 2010

VIA EDGAR TRANSMISSION AND
FACSIMILE TRANSMISSION TO (202) 772-9291

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
Mail Stop 4720
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4720

Re:	Amarin Corporation plc (the “Company”)
Registration Statement on Form F-1/A
Filed January 26, 2010
File No. 333-163704

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., New York time, on Tuesday, January 26, 2010 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
AMARIN CORPORATION PLC
By: /s/ John F. Thero
Name: John F. Thero
Title: Chief Financial Officer